MCGRIFF INSURANCE SERVICES INC
ATTN:	Vic Gupta
5080 SPECTRUM DR #900E
ADDISON, TX 75001

INSURED:		GUIDESTONE FUNDS
PRODUCT:		DFIBond
POLICY NO:		81865879
TRANSACTION:		ENDT_CORR

FEDERAL INSURANCE COMPANY
Endorsement No.:	15	Bond
Bond Number:	81865879
NAME OF ASSURED: GUIDESTONE FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 14 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 27, 2023.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 23, 2023

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	16	Bond

Bond Number:	81865879

NAME OF ASSURED: GUIDESTONE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Guidestone Funds
MyDestination 2015 Fund
MyDestination 2025 Fund
MyDestination 2035 Fund
MyDestination 2045 Fund
MyDestination 2055 Fund
Conservative Allocation Fund
Balanced Allocation Fund
Growth Allocation Fund
Aggressive Allocation Fund
Money Market Fund
Low-Duration Bond Fund
Medium-Duration Bond Fund
Global Bond Fund
Strategic Alternatives Fund
Defensive Market Strategies Fund
Equity Index Fund
Global Real Estate Securities Fund
Value Equity Fund
Growth Equity Fund
Small Cap Equity Fund
International Equity Index Fund
International Equity Fund
Emerging Markets Equity Fund
Growth Equity Index Fund
Value Equity Index Fund
Impact Bond Fund
Impact Equity Fund

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

This Endorsement applies to loss discovered after 12:01 a.m. on January 27, 2023.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 23, 2023

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2

EXHIBIT B

SECRETARY’S CERTIFICATE

I, Melanie Childers, Vice President – Fund Operations and Secretary of GuideStone Funds (the “Trust”), hereby certify that the following resolutions have been adopted, first by the Trustees of the Trust who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended, (“1940 Act”) (“Independent Trustees”) voting separately, and then by the entire Board of Trustees of the Trust voting as a whole, at a meeting duly called and held on November 10, 2022, at which a quorum was present and acting throughout:

Approval of Addition to Fidelity Bond Coverage

RESOLVED, that the addition of each of the Impact Bond Fund and Impact Equity Fund (together, the “Funds”), each a new series of GuideStone Funds (the “Trust”), to the Fidelity Bond Coverage of the Trust (the “Bond”) be, and it hereby is, approved by a majority of the Board of Trustees of the Trust (the “Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (“Independent Trustees”), as the term “interested person” is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”); and it is further

RESOLVED, that the Secretary of the Trust be, and hereby is, designated, authorized and directed to file the Bond with the U.S. Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the officers of the Trust are each hereby authorized and directed to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they are any of them, may determine to be necessary or desirable and proper in connection or in furtherance of the foregoing resolutions.

GuideStone Global Impact Fund – Approval of Plan of Liquidation and Termination

RESOLVED, that, pursuant to the authority granted the Board of Trustees (“Board”) of GuideStone Funds (“Trust”) under Article XI, Section 3 of the Trust’s Amended and Restated Trust Instrument, the liquidation of the GuideStone Global Impact Fund, a series of the Trust (“Fund”), on or about January 27, 2023, or such other date as officers of the Trust deem necessary or appropriate be, and hereby is, approved; and be it further

RESOLVED, that the Board finds that the liquidation and termination of the Fund as provided for in the Plan of Liquidation and Termination presented to this meeting (the “Plan”), is in the best interests of the Fund and its shareholders; and be it further

RESOLVED, that the Plan as presented to this meeting and subject to such changes as counsel to the Trust and counsel to the independent trustees may deem appropriate, be and hereby is approved and it hereby is, intended to and shall constitute a plan of liquidation within the meaning of Internal Revenue Code 331/332; and be it further

EXHIBIT B

RESOLVED, that pursuant to the provisions of the amended and restated Trust Instrument of the Trust dated October 1, 2020, the Fund be liquidated and terminated as soon as may be reasonably practicable, but in any event no later than 24 months after the adoption of the Plan (“Liquidation Date”); and it is further

RESOLVED, that the officers of the Trust be, and hereby are, authorized to provide notice of the liquidation of the Fund to its shareholders and service providers and to terminate any agreements with such service providers as deemed necessary; and be it further

RESOLVED, that the officers of the Trust be, and hereby are, authorized, with the advice of counsel, to do any and all things necessary or desirable to close the Fund, including preparing and filing a supplement with the U.S. Securities and Exchange Commission and to make any other appropriate filings with federal, state, and other applicable regulatory authorities.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 2nd day of February of 2023.

/s/ Melanie Childers
Melanie Childers
Vice President – Fund Operations and Secretary of the Trust